UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.
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(Exact Name of Registrant as specified in its charter)

Not Applicable
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(Translation of Registrant's name into English)

The Netherlands
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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands
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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077
Email: alon@ictsintl.com, Address: Same as above
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(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share
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(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
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(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 35,433,333.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐          NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐         NO ☐

FINANCIAL STATEMENTS

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2020	2019
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,612	$52,352
Restricted cash	2,173	2,493
Accounts receivable, net	26,204	43,311
Income tax receivable	-	197
Receivable from related party	2,200	-
Prepaid expenses and other current assets	13,100	4,783
Total current assets	93,289	103,136

Deferred tax assets, net	460	476
Investments	2,128	2,130
Property and equipment, net	4,284	4,586
Operating lease right of use assets	10,442	10,367
Goodwill	681	681
Other assets	2,143	2,071
Total assets	$113,427	$123,447

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Bank overdrafts	$-	$738
Notes payable - banks	4,264	19,908
Accounts payable	8,998	5,808
Accrued expenses and other current liabilities	43,070	35,033
Income tax payable	654	162
Value added tax (VAT) payable	12,059	6,476
Operating lease liabilities, current	2,838	2,725
Loan payable	1,121	1,121
Loan payable to related party	628	1,538
Convertible notes payable to a related party	2,000	2,000
Total current liabilities	75,632	75,509

Operating lease liabilities, non current	7,512	7,562
Other liabilities	1,847	1,761
Total liabilities	84,991	84,832

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTERESTS	74,703	74,300

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
150,000,000 shares authorized as of June 30, 2020 and December 31, 2019;
35,433,333 shares issued and outstanding as of June 30, 2020 and
December 31, 2019	18,120	18,120
Additional paid-in capital	26,972	26,972
Accumulated deficit	(83,535)	(73,006)
Accumulated other comprehensive loss	(6,258)	(6,172)
Non controlling interest in subsidaries	(1,566)	(1,599)
Total shareholders' deficit	(46,267)	(35,685)
Total liabilities and shareholders' deficit	$113,427	$123,447

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019

Revenue	$126,126	$164,492
Cost of revenue	111,343	143,887
GROSS PROFIT	14,783	20,605
Operating expenses:
Research and development	3,880	1,969
Selling, general and administrative	19,466	16,327
Total operating expenses	23,346	18,296
OPERATING INCOME (LOSS)	(8,563)	2,309
Equity income (loss) from investment in affiliates	(89)	45
Other expenses, net	738	2,049
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(9,390)	305
Income tax expense	708	962
NET LOSS	$(10,098)	$(657)
Net profit attributable to non-controlling interests	431	-
NET LOSS ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(10,529)	$(657)

LOSS PER SHARE - BASIC AND DILUTED
Net loss	$(0.28)	$(0.02)

Weighted average number of shares outstanding	$35,433,333	$28,926,925

COMPREHENSIVE LOSS
Net loss	$(10,098)	$(657)
Other comprehensive loss - translation adjustments	(99)	(4)
Comprehensive loss	$(10,197)	$(661)

Comprehensive income attributable to non controlling and redeemable non controlling interests	418	-
COMPREHENSIVE LOSS ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$(10,615)	$(661)

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Contriolling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2018	25,100,000	12,896	23,457	(64,964)	(6,245)	-	(34,856)
Issuance of common stock	6,852,364	3,483	606	-	-	-	4,089
Net loss	-	-	-	(657)	-	-	(657)
Translation adjustment	-	-	-	-	4	-	4
BALANCE AT JUNE 30, 2019	31,952,364	16,379	24,063	(65,621)	(6,241)	-	(31,420)
Issuance of common stock	3,480,969	1,741	868	-	-	-	2,609
Net income (loss)	-	-	-	(7,385)	-	15	(7,370)
Sale of ABC Technologies B.V. preferred shares,
series A-1, net	-	-	2,041	-	-	(1,614)	427
Translation adjustment	-	-	-	-	69	-	69
BALANCE AT DECEMBER 31, 2019	35,433,333	18,120	26,972	(73,006)	(6,172)	(1,599)	(35,685)
Net income (loss)	-	-	-	(10,529)	-	33	(10,496)
Translation adjustment	-	-	-	-	(86)	-	(86)
BALANCE AT JUNE 30, 2020	35,433,333	18,120	26,972	(83,535)	(6,258)	(1,566)	(46,267)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2020 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2020 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2020.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Reclassification

Certain amounts have been reclassified in prior years balance sheets and statements of operations to conform with current period presentation.

NOTE 2 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Authentication technology.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Description of Business (continued)

The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication and identity security software to financial and other institutions, predominantly in the Unites States of America and Europe.

Liquidity and Financial Condition

Accounting Standard Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires a Company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances, as following:

As of June 30, 2020, and December 31, 2019, the Company has a working capital of $17,657and $27,627 and shareholders deficit of $46,267 and $35,685, respectively. During the periods ended June 30, 2020 and 2019, the Company incurred net losses of $10,098 and $657, respectively.

The Company has a line of credit in the Netherlands up to €12,000 ($13,453 as of June 30, 2020), which will expire in March 2021 and additional line of credit in the United States of America up to $10,000, which will expire in October 2021 (see note 7). The Company is negotiating with the lender in the Netherlands the future of the line of credit. In addition, the Company anticipates that it will be able to extend its line of credit in the United States of America.

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its Airport Security and other aviation services. As a result, our cumulative revenues in the first six months at 2020 was $38,366 lower than our 2019 revenues in the same period with the major negative impact identified from March onwards. Many of the Company’s employees were laid off and / or ordered to stay home. The Company’s operating results have declined significantly in 2020 and our liquidity has been negatively impacted.

•
Governments in some of the countries in which we operate have also announced the implementation of government assistance measures, which have mitigated the impact of the COVID-19 outbreak on our results and liquidity as following:

o
In the United States of America, the Government has approved a payroll support of $13,680 to the American subsidiary of the Company under few conditions. As of June 30, 2020, the American subsidiary received $6,840 and as of December 1, 2020 the full amount of $13,680 was received. For the period ended June 30, 2020 an amount of $2,492 was recognized in the consolidated statement of operations and $4,358 is recorded as accrued expenses (see note 8). The payroll support reduces the payroll costs of the Company in its consolidated statement of operations at the time it is being paid to employees.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Liquidity and Financial Condition (continued)

o
In the Netherlands, as of June 30, 2020, the Company has received a support of €6,809($7,633 as of June 30, 2020) under few conditions, for the period of April 1, 2020 until June 30, 2020. The final amount of the Dutch governmental assistance will be determined by the government based on different variables. The relevant information to determine the final amount should be sent to the government, no later than June 2021. The support for the period April – June 2020 can be up to €8,511($9,541 as of June 30, 2020). For the period ended June 30, 2020, an amount of €6,861($7,692 as of June 30, 2020) was recognized in the consolidated statement of operations and €52($58 as of June 30, 2020) is recorded as prepaid expenses and other current assets. During July, 2020 additional governmental assistance up to €10,575 ($12,730 as of December 1, 2020) for the period July 1, 2020 until October 31, 2020 was approved. Out of this amount €8,460($10,184 as of December 1, 2020) was already received however, the final amount will be determined by the government in the future based on different variables. The relevant information to determine the final amount should be sent to the government, no later than January 2022. The Dutch government already published the terms for the extension of the governmental support for the period between November 1, 2020 and June 30, 2021. The Company is in process of applying for this support. The payroll support reduces the payroll costs of the Company in its consolidated statement of operations at the time it is being paid to employees. In addition, the Dutch government agreed to postpone the payment date of wage taxes, social security payments and VAT to June 30, 2021 and then it can be paid in up to 36 monthly installments. The Company has accrued in its books as of June 30, 2020 payments for wage taxes, social security and VAT of €11,630 ($13,038 as of June 30, 2020).

o
In Germany, the employees are eligible for payroll support as part of temporary unemployment. The German support program allows company to temporarily reduce the contractual hours of employees if certain requirements are met. In such case the employees are entitle for payroll support up to 60% of the employee’s payroll, on individual basis. The employees can get the governmental support in two ways: (a) directly from the government although then payment might be delayed up to three months or; (b) the Company pays to the employee its full regular salary and get reimbursed later on by the government. The Company has applied for the second option starting April 2020 (see note 3). In this case the payroll support does not affect the consolidated statements of operations. In addition, the payment date for social security payments for the months March-June 2020 was postponed and should be paid in installments between July 2020 until August 2021. The Company has accrued in its books as of June 30, 2020 payments for social security and VAT of €15,600 ($17,489 as of June 30, 2020).

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience further negative results and liquidity restrains. The exact impact on our activities cannot be predicted.

Alternate Sources of Liquidity

In July 2019, ABC Technologies B.V. (“ABC”), a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of ABC and 23.077% of the outstanding share capital of ABC and its subsidiary on a fully diluted basis. ABC will retain $20 million on the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V. In July 2019, the Company repaid $30 million to the entity related to the main shareholder who provided the Company loans as convertible notes In November 2019, ABC issued preferred shares to a new investor for a subscription price of $20 million in cash representing 7.401% of the outstanding share capital of ABC and 7.143% of the outstanding share capital of ABC and its subsidiaries on a fully diluted basis (see note 11).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Alternate Sources of Liquidity (continued)

In October 2020, the Company extended the agreement with the entity related to the main shareholder to extend the period of the loan and the convertible notes until January 1, 2022. The maximum amount of the loans and the convertible notes will be $3,000, excluding interest (see note 10).

The Company’s business plan projects income from operations (including the current known and approved governmental support programs) and positive cash flows from operations. Management also believes that it will receive continued support in order to finance its operations. There can be no assurance that management will be successful in achieving its business plan.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2020	2019

Receivable from the Dutch authorities (1)	7,287	1,682
Receivable from the German authorities (2)	1,868	-
Other	3,945	3,101
	13,100	4,783

(1)          In the Netherlands, certain payments are being done by the customers directly into restricted bank accounts that can be used only in order to make certain payments to the local authorities. From time to time, the Company can request from the tax authorities to transfer certain amounts from those restricted accounts into the regular operating bank accounts of the Company, however, the money has to be transferred first to the tax authorities. Once the transaction is being approved by them, they make the transfer to the regular operating bank account.

(2)          As part of the COVID 19 the German authorities support employees, in certain circumstances, by paying them up to sixty percent of their monthly salary (on individual basis). Payment is being done by the Company to the employees and the German government pay the amount back to the Company.

NOTE 4 – INVESTMENTS

Artemis Therapeutics, Inc.

As of June 30, 2020, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc (“ATMS”).

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of June 30, 2020, and December 31, 2019, the Company’s share of the underlying net assets of ATMS does not exceed the Company’s carrying value of its investment in ATMS ($0 as of June 30, 2020 and December 31, 2019). The market value of the Company's investment in ATMS as of June 30, 2020 and December 31, 2019 is $48 and $10, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

The Company evaluated the stock price of ATMS, but as the number of shares that are being traded is low and as  ATMS still does not have any revenue the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of June 30, 2020, and December 31, 2019, the Company’s investment is approximately 363,640 and 381,332 KRW respectively ($303 as of June 30, 2020 and $330 as of December 31, 2019). For the periods ended June 30, 2020 and 2019, the Company recognized a profit (loss) in its consolidated statement of operations of (17,659) and 50,073 KRW, respectively ($(14) and $45 as of June 30, 2020, and 2019 respectively) from its investment in the JVC.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728. The Company uses the equity method for this investment. For the period ended June 30, 2020, the Company recognized loss in its consolidated statement of operations of $75 from its investment in Arrow.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates after three years. Some Directors and managers of Arrow are related parties of the Company.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	June 30,	December 31,
	2020	2019

Office, equipment and facilities	$9,293	$8,866
Internal-use software	595	595
Vehicles	1,858	1,870
Leasehold improvements	2,360	2,352
	14,106	13,683
Less: accumulated depreciation and amortization	9,822	9,097
Total property and equipment, net	$4,284	$4,586

Depreciation and amortization expense are $1,029, and $828 for the periods ended June 30, 2020 and 2019, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 6 – LEASES

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Period ended June 30, 2020	Year ended June 30, 2019
Operating lease cost	$1,904	1,613
Short-term lease cost	735	411
Total lease cost	$2,639	2,024

Other information:
Cash paid for amounts included in the measurement of Lease liabilities:
Operating cash flows from operating leases	$1,906	2,024

Right-of-use assets obtained in exchange for new operating lease liabilities	$1,736	426

Weighted-average remaining lease term - operating leases	4.7 years	5.2 years

Weighted-average discount rate - operating leases	4.9%	4.8%

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2020	December 31, 2019
Operating lease ROU assets	$10,442	10,367

Other current liabilities	$2,838	2,725
Operating lease liabilities	7,512	7,562
Total operating lease liabilities	$10,350	10,287

Maturities of operating lease liabilities as of June 30, 2020 were as follows:

Year ending December 31,
2020 (excluding the six months ended June 30, 2020)	$1,729
2021	2,607
2022	1,858
2023	1,637
2024	1,347
Thereafter	2,122
Total future minimum lease payments	11,300
Less: imputed interest	950
Total	$10,350

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 7 – NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary is a party to a credit facility with a commercial lender, which provides a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by an entity related to the main Shareholder.

In December 2019, the Company replaced the $500 stand by letter of credit which was provided to the lender by an entity related to the Company’s main shareholder to a letter of credit, provided by the Company and with the same terms.

As of June 30, 2020, and December 31, 2019, the Company had approximately $1,875 and $6,475, respectively, outstanding under line of credit arrangement. As of June 30, 2020, and December 31, 2019, the Company had $196 and $3,525, respectively, in unused borrowing capacity under the line of credit facility.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (3.2% as of June 30, 2020).

The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021. During the year ended December 31, 2019, the Company was not in compliance of certain financial covenants, and a waiver was obtained from the commercial lender.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12,000 ($13,453 as of June 30, 2020) in borrowings until further notice. Borrowings under the line of credit bear interest at one-month EURIBOR plus 3.5% (3.5% as of June 30, 2020). The Company was also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base.

In April 2019, the Company amended the line of credit agreement with the commercial bank in order to temporarily increase the line of credit up to €16,000 ($17,936 as of December 31, 2019) under the same terms and conditions through September 2019.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,803 as of June 30, 2020) was provided to the Company by the same commercial bank. As of June 30, 2020, and December 31, 2019, the Company had €2,263 and €2,316 ($2,537 and $2,596 as of June 30, 2020 and December 31, 2019), respectively, of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts.

In May 2020, the Company renewed its line of credit facility agreement with the commercial bank. The new arrangement provides it with up to €12,000 ($13,453 as of June 30, 2020) in borrowings until March 2021. Borrowings under the line of credit bear interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum (4.8% as of June 30, 2020). The Company is also subject to unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of six of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2,000 ($2,242 as of June 30, 2020) provided by a company related to the main shareholder (see note 10).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

The line of credit cannot exceed 70% of the borrowing base. As part of the agreement, also the guarantee facility of €2,500 was renewed until March 2021, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly.

As of June 30, 2020, and December 31, 2019, the Company had €1,925 and €11,872 ($2,158 and $13,313 as of June 30, 2020 and December 31, 2019), respectively, in outstanding borrowings under the line of credit arrangement.

The Company has an additional credit arrangement in Sweden to provide it with up to 2,000 SEK ($213 as of June 30, 2020) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary.

As of June 30, 2020, and December 31, 2019, the Company had 2,168 SEK and 1,115 SEK ($231 and $120 as of June 30, 2020 and December 31, 2019) respectively in outstanding borrowings under the line of credit facility. The Sweden subsidiary had as of June 30, 2020 an over advance of 168 SEK ($18) which was subsequently repaid.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2020	2019
Accrued payroll and related costs	$24,049	$20,662
Accrued vacation	8,285	6,639
Labor union contribution	1,315	2,089
Deferred revenue	1,683	1,652
American governmental payroll support program	4,347	-
Other	3,391	3,991
Total accrued expenses and other current liabilities	$43,070	$35,033

NOTE 9 – LOAN PAYABLE

In December 2018, the Company entered into an agreement with a financing company to provide it €2,000 ($2,242 as of June 30, 2020) as a loan until December 2020. The loan can be repaid earlier but not before December 2019. In November 2019, the Company repaid €1,000 of the payable loan plus interest calculated through December 2019. The loan bears interest of ten percent per annum. Interest is being paid quarterly.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 10 – BALANCES WITH RELATED PARTIES

Receivable from related party

In May 2020, the Company renewed its line of credit facility agreement with the commercial bank (see note 7). The line of credit is secured also by a bank guarantee of €2,000 ($2,242 as of June 30, 2020) provided by a company related to the main shareholder which was provided against a payment of $2,200 to the company related to the main shareholder. Once the bank guarantee will be canceled the receivable will be repaid to the Company.

Convertible Notes Payable to a Related Party

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder.

All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rates of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan.

In December 2017, the loan period was extended until January 1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In October 2018, the loan period was extended until June 30, 2020. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In January 2019, the entity related to the main shareholder converted $2,889 accrued interest into 3,852,364 shares at a price of $0.75 per share.

The Company determined that the any of the arrangements above did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial.

In May 2019 the Company granted this entity, the option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share, and all other conversion rights for the balance of the debt except $2,611, which is convertible at a price of $0.75 per share, would eliminate. In December 2019, this entity converted the $2,611 accrued interest into 3,480,968 shares at a price of $0.75 per share.

In June 2019 the Board of Directors approved a one-time compensation of $8,139 to this entity for exchange rate and related losses suffered in connection with its convertible notes to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, ABC Technologies B.V., which happened in July 2019 (see note 11).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 10 – BALANCES WITH RELATED PARTIES (CONTINUED)

Convertible Notes Payable to a Related Party (continued)

As a result, the Company recorded $8,139 in connection with this payment which is included in other expenses in the consolidated statement of operation and comprehensive income (loss) for the period ended June 30, 2019.

In July 2019, the Company repaid $30,000 of the convertible notes.

As of June 30, 2020, and December 31, 2019, convertible notes payable to this related party consist of $2,000 and $2,000, respectively.

In October 2020, out of this amount $800 was converted into the Company’s shares according to the agreed terms into 2,000,000 shares.

Note Payable to Related Party

As of June 30, 2020, and December 31, 2019, notes payable to this related party consist of $0 and $1,033, respectively, in principal and $628 and $505, respectively in accrued interest.

Total interest expense related to these notes is $90, $1,106 for the periods June 30, 2020 and 2019, respectively.

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, ABC entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which ABC issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60 million in cash representing approximately 24% of the outstanding share capital of ABC and 23.077% of the fully-diluted share capital of ABC. Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, ABC entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which ABC issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20 million in cash representing approximately 7.401% of the outstanding share capital of ABC and 7.143% of the fully-diluted share capital of ABC.

For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of ABC.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of ABC, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares.  The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

Conversion Rights:  The Series A Shares are subject to conversion into ordinary shares of ABC: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of ABC (being an IPO where the net aggregate gross proceeds to ABC exceed US$75 million and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreements contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by ABC at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in ABC as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements contain a restriction on issuing any securities ranking senior to or on party with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of ABC has the right to participate in any new issuance of securities by the ABC, subject to customary exceptions.

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, ABC is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of the Company. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, ABC is required to facilitate a sale of ABC within six (6) months after such written request, and thereafter, TPG has the right to require ABC to facilitate a sale or IPO of ABC. On the exercise of such rights, each other shareholder (including the Company) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

The Exit Right is part of the issuance of the Series A Shares, and was not entered into separately from the transaction that created the non-controlling interests. The Exit Right is not legally detachable from the non-controlling interests because it is non-transferrable (i.e., the instrument cannot be transferred without the underlying preferred shares). Thus, the Exit Right would not be separately exercisable from the non-controlling interests shares because the non-controlling interests shares will be settled when the Exit Right is exercised. As a result, the Exit Right would be considered embedded in the Series A Shares held by TPG.

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of the Company’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. The Company has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in ABC's profits and Other Comprehensive Income (Loss). The Company has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (continued)

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity, as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into ABC's non-traded shares, thus the "net settlement" criteria is not met.

The following table sets forth for the period ended June 30, 202, the movement in the Redeemable non-controlling interests:

2020
Balance as of the beginning of the year	$74,300
Net Income	416
Other Comprehensive Income - translation adjustment	(13)
Balance as of the end of the year	$74,703

NOTE 12 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined. The Company’s revenues are recorded net of any sales taxes.

In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually it’s based on the hours spent, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation and (5) we recognize revenue as performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account in the new accounting guidance for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2020	2019
Airport Security and Other Aviation Services	$113,840	152,622
Technology	12,286	11,870
Total revenues	$126,126	$164,492

The following table presents the Company’s revenues disaggregated by geography according to the customers billing address:

	Period ended June 30,
	2020		2019
Germany	$59,779	47%	$67,501	41%
The Netherlands	30,461	24%	49,007	30%
United States	22,583	18%	35,787	22%
Other countries	13,303	11%	12,197	7%
Total revenues	$126,126	100%	$164,492	100%

Airport Security and Other Aviation Services Segment

In the airport security and other aviation services, for performance obligations that we satisfy over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. We generally utilize an input measure of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances. Certain client contracts have variable consideration, including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing, but may be a shorter or longer term depending on the contract.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

Airport Security and Other Aviation Services Segment (continued)

Contracts (continued)

Our client contracts in the material countries are generally long term between three to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to June 30, 2020 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

Airport Security

Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender procedure. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

Airline Security

Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services are in this case are the executed number of flights. When the manning for the security of these flights are delivered, the Company invoices the customer according to the agreed flight tariff.

Cargo Security

Staffing or manning for specialized cargo security are usually based on long term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

Other Airport Services

Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States of America. Our contracts may include either single or multiple performance obligations and vary by airport and airline. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services

Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol. Contracts for security services generally include only a single performance obligation. We generally recognize revenue for security guard services. We recognize revenue for security guard given the unit of measure (hours) provided in the given time period. Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

Other Services

Other services include revenues from (incidental) specialized security manning services, training services and ad hoc work performed on and off airports.  Revenue is recognized over time as services are being performed, using the input of service delivered during the time period, according to the contractual agreed price.

Authentication Technology Segment

In the authentication technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the selling price as agreed with the customer. Certain client contracts have variable consideration which are based on quantity of usage. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration, if any, amounts are not material, and we do not expect significant changes to our estimates.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

Authentication Technology Segment (continued)

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts are usually for a one-year period with a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at June 30, 2020 and December 31, 2019 were $1,683 and $1,652, respectively shown as part of the accrued expenses and other current liabilities (see note 8) and $263 and $268 shown as other liabilities.

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant.

NOTE 13 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 13 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport Security and Other
	Corporate	Aviation Services	Technology	Total
Six months ended June 30, 2020:
Revenue	$-	$113,840	$12,286	$126,126
Depreciation and amortization	41	670	318	1,029
Net profit (loss)	(1,345)	(10,130)	1,377	(10,098)
Total assets	$16,144	$60,077	$37,206	$113,427

Six months ended June 30, 2019:
Revenue	$-	$152,622	$11,870	$164,492
Depreciation and amortization	21	665	142	828
Net profit (loss)	(2,841)	(1,609)	3,793	(657)
Total assets	$348	$70,890	$11,214	$82,452

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Six months ended June 30,
	2020	2019
Germany	$59,779	$67,501
Netherlands	30,461	49,007
United States of America	22,583	35,787
Other	13,303	12,197
Total	$126,126	$164,492

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,	December 31,
	2020	2019
Netherlands	$821	$862
Germany	470	516
United States of America	327	354
Other	2,666	2,854
Total	$4,284	$4,586

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 14– SUBSEQUENT EVENTS

In October 2020, convertible notes for total of $800 were converted into 2,000,000 Company shares (see note 10 in the above financial statements)

During the period June till December, 2020 the Company has received some governmental assistance (see note 2 in the above financial statements).

In December 2020 the Company signed a contract with AENA, to provide security services at Adolfo Suarez Madrid-Barajas Airport for a duration of two years starting December 28th, 2020. The new contract establishes I-SEC's position as a leading provider of aviation security in Spain.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC.

	Period ended June 30,
	2020	2019
Revenue	100.0%	100.0%
Cost of Revenue	88.3%	87.5%
Gross profit	11.7%	12.5%
Research and development expenses	3.1%	1.2%
Selling, general and administrative expenses	15.4%	9.9%
Total operating expenses	18.5	11.1%
Operating income (loss)	(6.8)%	1.4%
Equity loss from investment in affiliate	0.1%	-%
Other expenses, net	0.6%	1.2%
Income (loss) before income tax expense	(7.5)%	0.2%
Income tax expense	0.5%	0.6%
Net loss	(8.0)%	(0.4)%
Net profit attributable to non-controlling interests	0.3%	-%
Net loss attributable to ICTS International N.V.	(8.3)%	(0.4)%

Revenue

Total revenue decreased from $164,492 in the first six months of 2019 to $126,126 in the first six months of 2020.

Revenue from Aviation Security activities in Europe and the Far East decreased by $26,370 in the first six months of 2020, compared to the comparable period in 2019. The main reason for the decline in revenue is the effect of COVID-19 on the aviation industry. The Company doesn’t expect to recover its revenues to the level of previous years anytime soon, and it depends on the recovery of the global aviation industry.

Revenue from other Aviation Services provided in the United State of America (“U.S”) decreased by $12,412 in the first six months of 2020 compared to the comparable period in 2019. The main reason for the decline in revenue is the effect of COVID-19 on the aviation industry. The Company doesn’t expect to recover its revenues to the level of previous years anytime soon, and it depends on the recovery of the American and the global aviation industries.

Revenue from the Authentication Technology segment for the period ended June 30, 2020 increased by $416 compared to the comparable period in due to the continuing trend of growth in the Technology segment, achieved by expending our services to new and some of our existing customers. The Company expected its revenue from the Authentication Technology to grow further but as some of our main customers are operating in businesses affected by COVID-19, the revenues from those customers decreased during the six months ended June 30, 2020.

Cost of revenue

Cost of revenue for the period ended June 30, 2020 was $111,343 (88.3% as percentage of revenue) compared to $143,887 (87.5% as percentage of revenue) for the first six months of 2019. Cost of revenue as percentage of revenue increased in the first six months of 2020 compared to the comparable period in 2019. In the Company’s business, a business which involve manpower, big changes in demand are not easy to adjust, especially in the short term and still require the Company to continue and carry expenses regarding the employees, even though the Company is not being fully reimbursed for it. The Company has received some governmental support in different countries, but even then, the amounts do not necessarily cover all the related expenses of the Company. For more information about the governmental support programs, please refer to note 2 in the above financial statements.

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2020 were $3,880 (3.1% as percentage of revenue) compared to $1,969 (1.2% as percentage of revenue) for the first six months of 2019. R&D expenses increased in 2020 as the Company is looking into expending the technical solutions it provides which requires an increase in its R&D costs.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $19,466 for the period ended June 30, 2020 (15.4% as percentage of revenue) compared to $16,327 (9.9% as percentage of revenue) for the first six months of 2019. There are few main reasons for the increase in the SG&A costs: (i) In the beginning of the year the Company was in a massive process of restructure in its main subsidiaries in Europe, following its expectations that the revenue and demand will grow in 2020, including recruitment of employees in order to support and control the operations (ii) Increase in selling efforts regarding the Authentication Technology segment which resulted in new customers and an increase of revenues in that segment and (iii) In December 2019 the Company started a legal procedure in order to settle the disagreement regarding the termination of the Procheck contract in December 31, 2018. The proceedings have been completed without material effect to the Company’s financials. The Company recognized $620 legal expenses in the first six months of 2020 in relation to this legal procedure.

Other expenses, net

Other expense net includes mainly interest to banks, related parties and other institutions, exchange rate income (expense) and bank charges. Other expense, net, was $738 (0.6% as percentage of revenue) for the first six months of 2020 compared to $2,049 (1.2% as percentage of revenue) for the comparable period ending June 30, 2019.

Interest expenses to related parties totaled $90 in the first six months of 2020 compared to $1,106 in the comparable period of 2019. As most of the debt was paid during 2019 the interest expenses declined materially.

Exchange rate expense during the first six months of 2020 totaled $117 compared to exchange rate expense of $60 at the comparable period in 2019. The main currency that is being revaluated in the Company is the Euro, which is being translated to U.S. Dollars.

Other interest expenses and bank charges totaled $531 in the first six months of 2020 compared to $883 in the comparable period of 2019. Those expenses decreased during the first six months of 2020 compared to the comparable period of 2019 as the Company has been delaying payments (mostly to authorities) as part of the COVID-19 governmental support programs, reducing the usage of its lines of credit.

Income tax expense

Income tax expense for the period ended June 30, 2020 was $708 (0.5% as percentage of revenue) compared to expense of $962 (0.6% as percentage of revenue) in the comparable period of 2019. Decrease in tax expense for the first six months of 2020 relates mostly to the decrease of profitably and the losses in the different locations and segments following the COVID-19 slowdown in the Company’s operations.

Net Loss

As result of the above, the Company’s net loss amounted $10,098 (8.0% as percentage of revenue) for the first six months of 2020, compared to net loss of $657 (0.4% as percentage of revenue) for the comparable period of 2019.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests totaled $431 (0.3% as a percentage of revenue) for the first six months of 2020 compared to $0 (0.0% as percentage of revenue) for the comparable period of 2019. The net profit attributable to non-controlling interests relates to the non-controlling interests in the Authentication Technology segment.

Net loss attributable to ICTS International N.V.

Net loss attributable to ICTS International N.V. was $10,529 (8.3% as a percentage of revenue) for the first six months of 2020, compared to net loss of $657 (0.4% as a percentage of revenue) for the first six months of 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Rom Shaked

Rom Shaked, Managing Director

Dated: December 23, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich

Alon Raich, Managing Director and Chief Financial Officer

Dated: December 23, 2020